Exhibit (c)(12) Project Aviary Presentation to the Board of Directors July 2, 2026

– Highly Confidential & For Discussion Purposes Only – Project Aviary – Process Outline ▪ Based on circumstances and feedback from parties evaluating Pelican, now is an appropriate time to formalize Overview process timeline and define timeline to a transaction th ▪ CVP / TDC to request all parties submit “best-and-final” proposals by [5:00pm ET] on Thursday, July 9 Strategy and – Proposals should be accompanied by redlined a merger agreement that reflects terms on which a party would be willing to transact Timeline th – Target announcement of a transaction pre-market on Monday, July 13 ▪ We appreciate your constructive engagement so far. We hear you on need for certainty post-signing and can work with you there within bounds of our fiduciary duties ▪ However, another party is now at a value higher than $15, has suggested they can go even higher still, and has provided an attractive proposal to address closing certainty concerns ▪ We also have a third party who has signed an NDA and indicated they intend to participate Toucan ▪ The Board has requested we formalize the process. We think it’s the right thing for our shareholders and only fair to you and the other parties. We also think this will increase certainty post-signing for any deal th ▪ We’re requesting best-and-final proposals by July 9 . We will pick a winner and sign the following weekend. ▪ We continue to believe you are the natural owners of the asset, but we have a fiduciary duty to maximize value and certainty, and this will best enable us to do that. Following this process will also increase the likelihood that we can address some of your asks around post-signing deal certainty ▪ We appreciate your engagement [and your proposals to date], as well as your optimism to additional future value ▪ We’re at a point where we need clarity on where you are on value and other terms ▪ We are going to send you a merger agreement and schedules today or early tomorrow, we are requesting a full Others th markup plus your best-and-final bid on Thursday, July 9 th 2 ▪ We’ll select a proposal and move forward to signing that weekend, with announcement on Monday July 13 Illustrative Messaging

– Highly Confidential & For Discussion Purposes Only – Preliminary Toucan Contract Feedback Topics 1) Merck voting agreement 2) Pelican board seat 3) Collar structure – downside protection only vs. conventional collar 4) Treatment of equity awards – assumption vs. acceleration of unvested awards 5) Pelican tax opinion 6) Deal protection 7) Regulatory efforts 8) Interim operating covenants 3